Kåre Schultz to Join Teva as President and Chief Executive Officer on November 1, 2017

JERUSALEM—October 30, 2017—Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that Kåre Schultz will join the Company as President and Chief Executive Officer, effective November 1, 2017. As previously announced on September 11, 2017, Mr. Schultz succeeds Dr. Yitzhak Peterburg, who is serving as Interim Chief Executive Officer.

“Kåre Schultz joining is the start of a new chapter at Teva,” said Dr. Sol J. Barer, Chairman of Teva’s Board of Directors. “Kåre has extensive global pharmaceutical experience and a strong track record in corporate turnarounds, as well as in driving growth and leading international expansion. Under Kåre’s leadership, we can position Teva for long-term success and deliver on our promises to shareholders, employees and patients around the world.”

Mr. Schultz said, “I am looking forward to getting to work as Teva’s CEO alongside the Teva team. I look forward to travelling throughout Teva’s global operations and reviewing the opportunities we have to better serve patients and healthcare systems in each of our markets. My focus will be on strengthening Teva’s business and enhancing our leadership in specialty and generic medicines to deliver sustained shareholder value creation.”

Dr. Barer continued, “On behalf of myself and Teva’s Board of Directors I would like to thank Dr. Yitzhak Peterburg for taking on the Interim leadership role at a particularly challenging time, enabling a smooth transition while remaining focused on our priorities.”

Mr. Schultz has been appointed to the Teva Board of Directors, effective November 1, 2017. Dr. Peterburg will remain on the Teva Board of Directors and stand for election at the 2019 Annual Meeting of Shareholders.

About Kåre Schultz

Mr. Schultz, 56, is a seasoned veteran in the healthcare industry who has distinguished himself through his experience leading financial and restructuring initiatives at global companies. Since 2015, he has served as the President and Chief Executive Officer of H. Lundbeck A/S, which he joined as the company was facing the loss of critical patents. Mr. Schultz conducted a top to bottom evaluation of the business and implemented a robust turnaround strategy that involved cutting operating costs while targeting new product launches.

Prior to joining Lundbeck, Mr. Schultz worked for nearly three decades at Novo Nordisk, where he served in a number of leadership roles, including Chief Operating Officer, Vice President in Product Supply and Director of Product Planning and Customer Services in the Diabetes Care Division. At Novo Nordisk, Mr. Schultz played a major role in modernizing the company’s large scale biologic production and leading the company’s expansion into the US and Chinese markets.

In addition to his time at Novo Nordisk, Mr. Schultz has held positions at McKinsey and Anderson Consulting. In these roles, he developed a unique global perspective on the healthcare and pharmaceutical industries, expanded his deep financial acumen, demonstrated a commitment to strong compliance principles and enforcement and oversaw business operations and teams across Europe and North America and the Middle East.

Mr. Schultz serves as the Chairman of the Board of Directors of Royal Unibrew A/S, as a member of the Board of Directors of LEGO A/S and as a member of the Board of Directors of Bitten og Mads Clausens Fond, the holding vehicle for Danfoss A/S.

He holds a master’s degree in Economics from the University of Copenhagen.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in over 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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